March 28, 2013

Ms. Kristi Marrone

Staff Accountant

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

RE:	CGI Group Inc.

Form 40-F for the year ended September 30, 2012

Filed December 20, 2012

File No. 000-29716

Dear Ms. Marrone,

The following is in response to your comment letter dated March 4, 2013. We would like to take this opportunity to highlight that our shareholders’ best interest is always taken into account in the prudent approach taken in managing our business.

On behalf of CGI Group Inc. (“we”, “CGI” or the “Company”), I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To aid in the staff’s review, we have repeated the staff’s comments followed by the Company’s responses.

Form 40-F for the year-ended September 30, 2012

1.	Legal Proceedings, page 32

We note that you recorded a provision of approximately $106 million related to legal claims associated with the Logica acquisition. Please expand your disclosure here and in Note 30 to the consolidated financial statements to discuss the background and current status of the pending litigation. Please provide us with your proposed revisions, or tell why you believe a revision is not necessary.

The provision of approximately $106 million is primarily related to tax exposure, contractual disputes and employee claims assumed as part of the Logica plc (‘Logica’) acquisition. This provision was part of the preliminary purchase price allocation and was based on management’s best estimates at the time. The following table contains a breakdown of the provision and our current estimate.

All amounts are in thousands of Canadian dollars.

Type of claims		Preliminary assessment	Current estimated status
Tax exposure	Note 1	61,100	43,800
Contractual disputes	Note 2	38,100	29,300
Employee claims & other		7,200	3,300

Total balance		106,400	76,400

We will retroactively modify the preliminary purchase price allocation in our FY2013 Q2 condensed consolidated financial statements. As such, the reduction of the provision for claims (net of taxes) will decrease the goodwill coming from the acquisition and will not have any impact on the Company’s earnings.

Note 1: Included in this amount was a $43 million claim by a government agency regarding social security claims. The provision for this claim was reduced to $27 million following a receptive response by the agency to reach a settlement and avoid the cost of appeal. This matter was ultimately settled for this amount.

Note 2: The $38 million provision relates to various contractual disputes. The most significant provision is for $15 million and relates to a client contract. It was adjusted following a receptive response by the customer to reach an amicable settlement and withdraw the claim from the court process.

CGI does not believe that a revision to the Form 40-F and the Note 30 is required as there were no individual material litigation, the range of reasonably possible losses above the amounts accrued are not material and the assessment of the provision was preliminary. However, in light of your comment, CGI will in future filings expand the disclosure relating to claims.

Consolidated Financial Statements

2.	Note 3. Summary of significant accounting policies

Please disclose your accounting policy as it relates to determination of the allowance for doubtful accounts in future filings. We note from the accounts receivable aging on page 64 that the allowance is insignificant to the balance of accounts receivable, as well as to the balance of past due receivables. We also note that despite a significant increase in accounts receivable, the allowance has decreased year over year. In your response please address whether you have a general reserve, specific reserves, or both, and the methodology used to determine the amount of each type of reserve.

With CGI’s client portfolio, which is mainly composed of clients with strong creditworthiness, such as governments and large corporations, significant allowances for doubtful accounts are usually not required. Logica’s clients have credit profiles similar to those of CGI. Over the last two years, CGI’s and Logica’s combined bad debt expense was less than $5 million per year. Since the allowance for doubtful accounts is immaterial to CGI, we concluded that the disclosure of our accounting policy was not required.

The significant increase in accounts receivable is due to the Logica preliminary purchase price allocation, which was based on management’s best estimate at the time. At the acquisition date, the accounts receivable needed to be measured at their acquisition-date fair values and therefore a separate valuation allowance as of the acquisition date was not permitted. No material valuation allowance was recorded between the acquisition date of Logica (August 20th 2012) and CGI’s September 30th 2012 year-end.

CGI utilizes allowances on specific items and the methodology used to determine the amount of each reserve is the difference between the carrying amount and the estimated future cash flows for a given specific accounts receivable. When material, the estimated future cash flows are discounted using the original effective interest rate.

3.	Impairment of PP&E, Intangible Assets and Goodwill, page 17

We note that when evaluating the VIU of operating segments for purposes of goodwill impairment testing, you include estimates about the segments’ financial performance over a five year period. In future filings, please explain why you believe this is the most appropriate length of time to be used in the impairment analysis.

In future filings, we will explain the period used to perform goodwill impairment testing.

4.	Note 24. Investments in subsidiaries, page 43

We note that the $3.3 billion in goodwill recorded as part of the acquisition of Logica exceeds the net assets acquired. Please expand your disclosure to discuss the factors that contributed to a purchase price that resulted in this amount of goodwill.

As per IFRS 3, goodwill is calculated as follows:

32	The acquirer shall recognise goodwill as of the acquisition date measured as the excess of (a) over (b) below:

(a)	the aggregate of:

(i)	the consideration transferred measured in accordance with this IFRS, which generally requires acquisition-date fair value;

(ii)	the amount of any non-controlling interest in the acquiree measured in accordance with this IFRS; and

(iii)	in a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree.

(b)	the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed measured in accordance with this IFRS.

The Company performed an analysis to identify and fair value the assets acquired and liabilities assumed as part of the Logica acquisition. This analysis included an assessment of all intangible assets that should be recognised based on the guidance and criteria noted in IFRS 3 and IAS 38. As a result of this analysis, intangible assets related to customer relationships, business solutions and trademarks were recorded in the preliminary purchase equation. The excess of the consideration paid over the fair value of the net identifiable assets results in goodwill.

The preliminary goodwill arising from the acquisition mainly represents the future economic value associated with acquired work force and synergies with the Company’s operations.

The workforce included in the preliminary goodwill of $3.3 billion had an estimated value of $1.2 billion. It represents the estimated cost that each region would have incurred to replace the actual work force with an equivalent one. The calculation includes recruitment, training and opportunity costs (which represents the salary paid to new employees until they reach full productivity).

The balance of the goodwill is mainly explained by expected synergies with the Company’s operations and improved ability to obtain new business from an increased market share.

In future filings, the proposed disclosure will be as follows:

“Goodwill represents the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values. The fair value allocated to tangible and intangible assets acquired and liabilities assumed are based on assumptions of management. These assumptions include the future expected cash flows arising from the intangible assets identified as customer relationships, business solutions, and trademarks. The preliminary goodwill recognized is composed of the future economic value associated with acquired work force and synergies with the Company’s operations which are primarily due to the reduction of costs and new business opportunities.”

Management’s Discussion and Analysis

5.	Section 2.3. Selected Yearly Information & Key Performance Measures, page 10 of 48

Please provide a reconciliation of net debt to its most comparable IFRS measure in future filings, similar to the reconciliation of Adjusted EBIT presented on page 20 of the MD&A.

In future filings, we will include a reconciliation of net debt to the long-term debt on the balance sheet for the current period and the comparable period in the prior year as illustrated below. We will include the reconciliation in a table in section 4.5 Selected Measures of Liquidity and Capital Resources:

As at September 30,	2012	2011
In thousands of CAD

Net debt	3,105,313	918,968
Add back:
Cash and cash equivalents	113,103	136,211
Short-term investments	14,459	10,166
Long-term investments	15,533	15,309
Fair value of forward contracts on Senior U.S. unsecured notes	—	565
Subtract:
Bank overdraft	—	75,538

Long-term debt including the current portion	3,248,408	1,005,681

6.	Section 4.2. Capital Resources, page 24 of 48

We note from your disclosure in Note 23 to the consolidated financial statements that undistributed earnings of the Company’s foreign subsidiaries are considered to be indefinitely reinvested. Please quantify the amount of cash that is considered to be indefinitely reinvested and describe the limitations of its availability to you in meeting your obligations.

As at September 30, 2012, the total amount of cash and cash equivalents considered to be indefinitely reinvested in foreign entities represents approximately $82 million. There are no limitations on its availability in meeting our obligations.

7.	Section 4.3. Contractual Obligations, page 25 of 48

In future filings, please revise your tabular presentation of contractual obligations to include interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

In future annual filings, we will include the estimated interest payment commitments within our contractual obligations table as illustrated below.

As at September 30,	Total	Less than one year	2nd and 3rd years	4th and 5th years	After 5 years
In thousands of CAD

Long-term debt	3,178,276	18,942	1,008,869	1,766,404	384,061
Estimated interest payments on long-term debt	454,701	112,052	193,211	85,797	63,641
Capital lease obligations	85,124	33,405	42,666	8,767	286
Estimated interest payments on capital lease obligations	5,495	3,143	2,143	204	5
Operating leases
Rental of office space	1,703,857	305,679	521,565	403,610	473,003
Computer equipment	114,584	60,735	47,673	6,176	—
Automobiles	113,895	69,284	41,530	3,066	15
Long-term service agreements and other	35,457	17,597	13,120	4,740	—

Total contractual obligations	5,691,389	620,837	1,870,777	2,278,764	921,011

The estimated interest payments on long-term debt in the above table include our cumulative scheduled interest payments on fixed and variable rate long-term debt. Interest on variable rate debt is based on interest rates prevailing at September 30, 2012.

Should the staff have any comments or questions or desire any additional information, please contact the undersigned at (514) 841-3224 or François Boulanger, Senior Vice-President and Corporate Controller, at (514) 841-3359.

Yours truly,

/s/ R. David Anderson

R. David Anderson
Executive Vice-President and
Chief Financial Officer